UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[_] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

Monogram Orthopaedics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-2349540

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3913 Todd Lane, Austin, TX 78744

(Mailing Address of principal executive offices)

(512) 399-2656

Issuer’s telephone number, including area code

In this report, the term “Monogram,” ”we,” “us” or “the company” refers to Monogram Orthopaedics, Inc.

This semiannual report on Form 1-SA (the “Report”) may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this Report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of and for the six month period ended June 30, 2021. The financial statements included in this filing as of and for the six month period ended June 30, 2021 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

Monogram Orthopaedics, Inc was incorporated under the laws of the State of Delaware on April 21, 2016 as “Monogram Arthroplasty Inc.” On March 27, 2017, the company changed its name to “Monogram Orthopaedics, Inc.” Monogram Orthopaedics is developing a product solution architecture with the goal to enable mass personalization of orthopedic implants by linking 3D printing and robotics via automated digital image analysis algorithms. The company has a robot prototype that can execute optimized paths for high precision insertion of optimized implants in synthetic bone specimens. These implants and cut-paths are prepared based on proprietary Monogram designs. Monogram intends to produce and market surgical robotic equipment and related software, orthopaedic implants, tissue ablation tools, navigation consumables and other miscellaneous instrumentation necessary for the execution of reconstructive joint replacement procedures.

Results of operations

Six months ended June 30, 2021 compared to six months ended June 30, 2020

In the first six months of 2021, Monogram generated $628,000 in revenue from the sale of licensed implants. The company has negotiated and executed its strategic objectives with the inventory purchased and will discontinue marketing these products for the foreseeable future as-is. Monogram is actively developing implants that will upgrade features of its licensed implants and incorporate elements from the licensed implants into novel implants. The company intends to submit a first-generation press-fit implant for FDA approval by Q2 2022. The timing for this FDA submission will depend on the availability of third-party manufactures to prepare our physical inventory to be evaluated by the FDA. The company does not currently have any manufacturing capabilities itself for what is required by the FDA. As such, we could encounter longer production lead times or supplier disruptions that could materially impact our development timelines, delaying submission beyond Q2 2022. If we are unable to submit our FDA submissions in a timely manner it could adversely affect our financial position and ability to generate sales.

Cost of sales on the above-identified implants was $460,475, resulting in gross profit of $167,771. Cost of sales are driven by license fees for those implants and inventory acquisition expenses. As we are able to deploy non-licensed products developed by Monogram, we believe we will be able to reduce our cost of sales in the future relative to any gross revenues.

Total operating expenses for the six months ended June 30, 2021, were $5,071,553 as compared to $4,460,182 for the same period in 2020.

∙	General and administrative expenses for the first half of 2021 were approximately $1,223,000, up from approximately $582,000 in the first half of 2020. Payroll-related expenses increased by approximately $444,000 due to increased headcount. We recorded a loss of approximately $441,000 from the resolution of a previous agreement related to the purchase of inventory, joint development licensing of technology.

∙	Research and development expenses decreased from approximately $2,920,000 in the first half of 2020 to approximately $2,470,000 in the first half of 2021. During 2020, the company recorded stock-based compensation expense of approximately $2,084,000 related to the licensing of certain intellectual property. Excluding the 2020 stock-based compensation expense, research and development expenses increased by approximately $1,634,000, mainly for the development of our navigated robotic system.

∙	Marketing and advertising expenses increased by $419,737 from the same period last year to $1,378,044 in connection with the offering of our Series B Preferred Stock pursuant to Tier 2 of Regulation A (the “Series B Offering”), for which Monogram conducted marketing campaigns to raise awareness of the offering.

Other expenses for the six months ended June 30, 2021 were $249,056 as compared to $750,076 for the six months ended June 30, 2020. During the first half of 2021, we recorded a loss of $244,485 related to an increase of our warrant liability. This loss is due primarily to the impact of the anti-dilutive warrants. As the company issues shares in connection with its crowdfunding offering, the value of shares issuable upon the exercise of these warrants increased proportionally due to the anti-dilution terms of these warrants. Since Monogram continues to issue shares in connection with its Series B Offering, the value of shares issuable upon the exercise of these warrants increased proportionally, due to the anti-dilution terms of these warrants. The corresponding loss for the first half of 2020 was $717,887.

As a result of the foregoing, the company incurred a net loss of $5,151,838 for the six months ended June 30, 2021, compared to a net loss of $5,210,258 for the same period in 2020.

Liquidity and Capital Resources

At June 30, 2021, our cash on hand was $6,216,312, which was received as part of the Series B Offering. We are not yet generating sufficient revenue and gross profit to cover expenses and require the continued infusion of new capital to fund our business operations. We have recorded cumulative losses totaling $17.4 million since our inception, and as of June 30, 2021, have positive working capital of approximately $3,782,000 and a stockholders’ equity of $6,055,159. We have historically been capitalized by contributions from related parties and officers and directors and more recently, we have raised capital through securities offerings. We plan to continue to try to raise additional capital through equity issuances, or any other method available to the company. Absent additional capital, we may be forced to significantly reduce expenses and could become insolvent.

We estimate that the proceeds raised from the Series B Offering can continue to fund our current rate of operations through 2021 without raising additional capital. However, we have determined that additional capital raising activity will be beneficial for enhancing the operations of the company.

We currently have no material commitments for capital expenditures.

Issuances of Equity

On September 20, 2019, we commenced an offering under Regulation A under the Securities Act of 1933 pursuant to which we offered shares of our Series A Preferred Stock (the “Series A Offering”). On March 17, 2020, we filed a 253G2 supplement in connection with the Series A Offering, indicating that the company intended to terminate the Series A Offering on April 24, 2020. We raised gross proceeds of $14,568,568 from the Series A Offering.

On January 15, 2021, the SEC qualified an offering of its Series B Preferred Stock, in which we are currently seeking to raise up to $30,000,000 from the issuance of Series B Preferred Stock in this Series B Offering. Through June 30, 2021, we have raised approximately $6,668,000 in gross proceeds from this offering.

Trend Information

Our primary addressable market is for knee procedures, specifically primary Total Knee Arthroplasty ("TKA") procedures (Monogram has a patent on a novel Total Hip Arthroplasty ("THA") design, but we will not be pursuing commercialization until after the knee has been successful approved). Reconstructive joint replacement procedures intend to replace the diseased or damaged bone with fabricated implants to restore patient function. Management of the company has reviewed third-party reports trusted by management that identify that approximately 760,240 primary TKA procedures were conducted in the United States in 2020, compared to 884,000 TKA procedures in 2019. This decrease in primary TKA procedures represents a year-over-year increase in surgical volume from 2019 to 2020 of 14% for primary TKA procedures. Management believes this decrease is transitory and primarily related to the effects of the COVID-19 pandemic; however, the reduction has exceeded management expectations.

Joint reconstruction is widely recognized as a highly effective treatment as measured by the rates of long-term survivability. Generally, implants are surgically inserted with fixation achieved via cement or osseointegration ("press-fit," "cementless," "uncemented"). Monogram is focusing its developments on cementless knee fixation.

We expect the procedure volumes to increase, driven by demographic tailwinds and rising adoption of uncemented implant use. According to sources trusted by management, the cementless knee segment may increase by an estimated 400,000 procedures from 2020-2024 ($1.21 billion). Industry publications identify the global market for Knee Joint Reconstruction Sales in 2020 was estimated to be $7.8 billion, down from $9.3 billion in 2019. Those same publications projected the Knee Joint Reconstruction market to increase to $10.2 billion by 2023. Notably, implant ASPs appear to have stabilized or even increased for some clinical applications. The ASP for primary knee implants was estimated by one industry publication to be $3,976 in 2020, down slightly from $3,980. While insurers and other healthcare providers such as Centers for Medicare & Medicaid Services ("CMS") seem to recognize that these procedures are generally effective at returning patients to productivity, pressures persist in improving quality and reducing cost. We believe these pressures are a potential tailwind for technologies that help surgeons achieve reproducibly, total "episode of care" positive outcomes (reducing the length of stay, reducing revision surgeries, supporting better patient outcomes, etc.).

The push for reproducible positive outcomes has been positive for the adoption of computer-assisted surgical robotics. Some new studies indicate that Robotic Total Knee Arthroplasty is associated with a shorter length of stay, reduced utilization of services, and reduced 90-day payer costs compared with manual procedures. Management expects robot adoption to continue. According to a forecast trusted by management, 514,000 TKA procedures could be robotic by 2027.

The emergence of 3D printing technologies which allow manufacturers to print porous structures directly into implants could also help drive uncemented implant adoption. As identified in the above industry studies, our view is that the growth and demand for press-fit uncemented implants are increasing, and the penetration of press-fit implants for knee replacements remains low. Currently, surgeons affix 90% of TKAs with bone cement. Further, we believe that the combination of robotics and 3D printing appears to be highly synergistic because of the benefits of precision bone preparation for press-fit implants. Moreover, we believe that advances in 3D printing will continue to improve the mechanical properties and viability of 3D printed implants in a range of applications.

Monogram is actively commercializing a robotic surgical system and press-fit primary knee implants. Over the next six months we do not anticipate sales of products currently under development or sales of licensed implants, which have been discontinued pending planned improvements.

We believe we are on track to be one of the first companies to market with an active cutting navigated robot arm with 3D printed patient-optimized implants. The current market for orthopedic robotics remains highly consolidated, with the Stryker Mako Robot enjoying a dominant market position. There is currently no widely distributed robotic system that features a navigated multi-joint robot arm capable of active cutting (i.e., non-user-initiated cuts) that uses a CT-based planning approach to prepare the bone for 3D printed patient-optimized implants. Our advisors and management observe that there have been no new market entrants with these capabilities as of the date of this filing, and therefore believe we are in a good position to be the first company to market in this respect.

In conclusion, we believe that the market penetration of computer-assisted robotic procedures will continue to increase and expect technology to improve. Advances in image processing, navigation, robotics, and advanced manufacturing are favorable developments.

Item 2. Other Information

None.

Item 3. Financial Statements

MONOGRAM ORTHOPAEDICS INC.

CONDENSED BALANCE SHEETS (UNAUDITED)

	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$6,216,312	$5,586,748
Other current assets	877,221	840,838
Total current assets	7,093,533	6,427,586
Equipment, net of accumulated depreciation	1,093,287	1,324,208
Intangible assets	1,073,750	150,000
Operating lease right-of-use assets	259,653	202,953
Deposits	14,910	11,142
Total assets	$9,535,133	$8,115,888
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$201,189	$182,815
Accrued liabilities	255,460	214,356
Warrant liability	2,768,282	2,523,797
Operating lease liabilities, current	86,813	57,544
Total current liabilities	$3,311,744	$2,978,512
Operating lease liabilities, non-current	168,230	147,944
Total liabilities	$3,479,974	$3,126,456
Commitments and contingencies	-	-
Stockholders’ equity:
Series A Preferred Stock, $.001 par value; 5,500,000 shares authorized, 4,897,559 shares issued and outstanding at June 30, 2021 and December 31, 2020	4,898	4,898
Series B Preferred Stock, $.001 par value; 8,000,000 shares authorized, 1,143,860 and 0 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	1,144	-
Common stock, $.001 par value; 22,000,000 shares authorized 4,836,935 shares issued and outstanding at June 30, 2021 and December 31, 2020	4,837	4,837
Additional paid-in capital	23,453,649	17,237,230
Accumulated deficit	(17,409,370)	(12,257,533)
Total stockholders’ equity	6,055,159	4,989,432
Total liabilities and stockholders’ equity	$9,535,133	$8,115,888

 The accompanying notes are an integral part of these financial statements.

MONOGRAM ORTHOPAEDICS INC.

CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)

	Six Months Ended
	June 30, 2021	June 30, 2020
Revenues	$628,246	$-
Cost of goods sold	460,475	-
Gross profit	167,771	-

Operating Expenses
Marketing and advertising	1,378,044	958,307
Research and development	2,469,579	2,919,674
General and administrative	1,222,930	582,201
Total operating expenses	$5,070,553	$4,460,182

Loss from operations	$(4,902,782)	$(4,460,182)

Other income (expense)
Interest and other expense	$(21,614)	$(54,250)
Loss from change in warrant liability	(244,485)	(717,887)
Interest income	17,043	22,061
Total other income (expense)	$(249,056)	$(750,076)

Net income (loss) before taxes	$(5,151,838)	$(5,210,258)
Income taxes	-	-
Net income (loss)	$(5,151,838)	$(5,210,258)

Basic and diluted loss per common share	$(1.07)	$(1.16)
Weighted-average number of basic and diluted shares outstanding	4,836,935	4,425,640

The accompanying notes are an integral part of these financial statements.

MONOGRAM ORTHOPAEDICS INC.

CONDENSED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) (UNAUDITED)

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, January 1, 2020	702,021	$702	-	$-	4,317,104	$4,317	$2,909,875	$(3,189,526)	$(274,632)
Stock-based compensation	-	-	-	-	519,831	520	2,163,303	-	2,163,823
Issuance of Series A Preferred Stock	2,940,121	2,940	-	-	-	-	10,763,603	-	10,766,543
Conversion of debt	1,255,417	1,256	-	-	-	-	1,400,449	-	1,401,705
Net loss	-	-	-	-	-	-	-	(9,068,006)	(9,068,006)
Balance, December 31, 2020	4,897,559	$4,898	-	$-	4,836,935	$4,837	$17,237,230	$(12,257,532)	$4,989,433
Stock-based compensation	-	-	-	-	-	-	95,882	-	95,882
Issuances of Series B Preferred Stock, net of offering costs of $547,000	-	-	1,143,860	1,144	-	-	6,120,537	-	6,121,681
Net loss	-	-	-	-	-	-	-	(5,151,838)	(5,151,838)
Balance, June 30, 2021	4,897,559	$4,898	1,143,860	$1,144	4,836,935	$4,837	$23,453,649	$(17,409,370)	$6,055,159

The accompanying notes are an integral part of these financial statements.

  MONOGRAM ORTHOPAEDICS INC.

CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six Months	Six Months
	Ended	Ended
	June 30, 2021	June 30, 2020
Operating activities:
Net loss	$(5,151,838)	$(5,143,448)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	95,882	2,084,064
Depreciation and amortization	132,110	15,646
Change in value of warrant liability	244,485	717,887
Changes in non-cash working capital balances:
Other current assets	143,388	(119,442)
Deposits	(3,767)	(15,342)
Accounts payable	18,374	198,948
Accrued liabilities	41,105	63,294
Operating lease liability	(7,146)	-
Accrued interest payable	-	(80,617)
Cash used in operating activities	$(4,487,407)	$(2,279,010)
Investing activities:
Purchase of intangible assets	$(983,125)	-
Purchase of equipment	$(21,585)	$(650,170)
Cash used in investing activities	$(1,004,710)	$(650,170)
Financing activities:
Proceeds from issuances of Series A and Series B Preferred Stock, net of issuance costs	6,121,681	10,746,624
Payment of related party loans	-	(800,000)
Proceeds from notes payable	-	79,025

Cash provided by financing activities	$6,121,681	$10,025,649
Increase in cash and cash equivalents during the period	$629,564	$7,096,470
Cash and cash equivalents, beginning of the period	5,586,748	2,319,393
Cash and cash equivalents, end of the period	$6,216,312	$9,415,863

Non-cash financing activities:
Debt converted to preferred stock	$-	$1,401,704

The accompanying notes are an integral part of these financial statements.

MONOGRAM ORTHOPAEDICS INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

1. Description of Business and Basis of Presentation

Description of the Organization

Monogram Orthopaedics Inc. (“Monogram,” “we,” “our,” or the “Company”), incorporated in the state of Delaware on April 21, 2016, is developing a product solution architecture for enabling mass personalization of orthopedic implants by linking 3D printing and robotics via automated digital image analysis algorithms.

The company has a working navigated robot prototype that can optically track a simulated surgical target and execute optimized auto-generated cut paths for high precision insertion of patient specific implants in synthetic bone specimens. These implants and cut-paths are generated with proprietary Monogram software algorithms.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and are consistent in all material respects with those applied in our 2020 Form 1-K.

As permitted by SEC requirements for interim reporting, certain footnotes or other financial information have been condensed or omitted. In the opinion of management, all normal and recurring adjustments considered necessary for the fair presentation of the financial statements have been included. Revenues, expenses, assets, and liabilities can vary during each quarter of the year, therefore, the results and trends in these interim financial statements may not be representative of those for the full year.

The information included in this Form 1-SA should be read in conjunction with the financial statements and accompanying notes included in the Company’s 2020 Form 1-K.

2. Going Concern Matters and Realization of Assets

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. However, the Company has sustained recurring losses from its continuing operations and through June 30, 2021, and had an accumulated deficit of $17,409,370. In addition, the Company may become unable to meet its future obligations as they become due and sustain its operations. The Company is dependent on its ongoing financing efforts and believes its existing cash resources may be insufficient to fund its continuing operating losses, capital expenditures, lease and debt payments and working capital requirements in the future.

The Company may not be able to raise sufficient additional debt, equity or other cash on acceptable terms, if at all. Failure to generate sufficient revenues, achieve certain other business plan objectives or raise additional funds could have a material adverse effect on the Company’s results of operations, cash flows and financial position, including its ability to continue as a going concern, and may require it to significantly reduce, reorganize, discontinue or shut down its operations.

In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company which, in turn, is dependent upon the Company’s ability to meet its financing requirements on a continuing basis, and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in its existence. Management’s plans include:

1.	Continue to raise cash for research, product development and working capital purposes by selling equity under an offering statement that has been qualified by the Securities and Exchange Commission under Tier II of Regulation A. The Company is offering up to 4,784,689 shares of Series B Preferred Stock, plus up to 478,468 additional shares of Series B Preferred Stock eligible to be issued as Bonus Shares at a price of $6.27 per share, which may convert into shares of common stock on a one-for-one basis. With sufficient cash available to the Company, it can make the additional development expenditures necessary to produce a commercially viable product and generate revenues, and consequently cut monthly operating losses.
2.	Continue to develop its technology and intellectual property and look for industry partners to use or sell its product.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

3. Basic and Diluted Loss Per Share

For the six months ended June 30, 2021 and 2020, the Company excluded the following shares from the calculation of diluted loss per share because such amounts were antidilutive:

	2021	2020
Shares issuable upon conversion of Series A Preferred Stock	4,897,559	4,897,559
Shares issuable upon conversion of Series B Preferred Stock	1,143,860	-
Shares issuable upon exercise of warrants	925,946	786,315
Shares issuable upon exercise of stock options	1,406,732	596,200
Total	8,374,097	6,280,074

4. Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of financial instruments on a recurring basis.

Fair Value Hierarchy

Accounting Standards Codification Topic 820, Fair Value Measurements (“ASC 820”), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value – Warrant Liability

Under ASC 820, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management’s own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

As described further in Note 5, the Company has a warrant liability that is measured and recognized at fair value on a recurring basis. The fair value of the warrant liability is generally measured using pricing models with no observable inputs. These measurements are classified as Level 3 within the fair value of hierarchy.

5. Non-Dilutive Warrant

On December 20, 2018, the Company issued a non-dilutive warrant that expires on December 20, 2025. The warrant has an exercise price of $1,250,000 and is exercisable into (i) shares of common stock equal to five percent (5%), calculated on a post-exercise basis, of the fully diluted capitalization of the Company, as of the date or dates of exercise, plus (ii) shares of preferred stock of each class or series of preferred stock of the Company equal to five percent (5%), calculated on a post-exercise basis, of the total issued and outstanding number of preferred shares of the Company, as of the date or dates of exercise.

At June 30, 2021 and December 31, 2020, the Company estimated the fair value of this warrant to be $2,742,687 and $2,523,797 respectively. The fair value of the warrant was estimated using a Black-Scholes valuation model with the following assumptions:

	June 30, 2020	December 31, 2021
Expected term	4.5 years	5.0 years
Volatility	19.8%	19.8%
Dividend rate	0.0%	0.0%
Discount rate	0.9%	1.8%

The Company has also issued a warrant to StartEngine Primary LLC (“StartEngine”) in exchange for platform and technology services StartEngine is providing the Company in connection with the offering of Series B Preferred Stock. Under the terms of this warrant, StartEngine is entitled to purchase Series B Preferred Stock in an amount equal to 2% of the total number of Series B Preferred Stock issued to investors, excluding Bonus Shares, in connection with the current offering. The exercise price of this warrant is $6.27, and the warrant expires in October 2025. At June 30, 2021, the warrant entitled StartEngine to purchase 22,877 shares of Series B Preferred Stock and the estimated value of this warrant liability was $25,595.

As the company issues additional shares of common or preferred stock, the estimated fair value of the warrant liability is expected to increase.

6. Stockholders’ Equity

Offering of Series B Preferred Stock

On January 15, 2021, the Company received a notice of qualification to issue up to 4,784,689 shares of Series B Preferred Stock, plus up to 478,468 additional shares of Series B Preferred Stock eligible to be issued as Bonus Shares to investors at a price of $6.27 per share. The Series B Preferred Stock may be converted into shares of the Common Stock of the Company at the discretion of each investor, or automatically upon the occurrence of certain events, like an initial public offering.

Stock Options

The following table summarizes stock option activity for the six months ended June 30, 2021:

	Option Number of Shares	Option Exercise Price Per Share	Average Exercise Price
Options outstanding December 31, 2020	1,354,982	$0.09 – $4.00	$2.95
Granted during six-months ended June 30, 2021	158,000	$6.27	6.27
Canceled during six-months ended June 30, 2021	(106,250)	-	$4.00
Options outstanding at June 30, 2021	1,406,732	$0.09 – $4.00	$3.30
Options exercisable at June 30, 2021	411,327	$0.09 – $4.00	$2.56

7. Acquisition of Software Licenses

In April 2021, the Company paid a one-time fee of $975,000 to acquire perpetual software licenses the Company expects to use in connection with its robotic surgical orthopedic implant system and other products and systems to be developed in the future. The Company is amortizing these licenses over their estimated useful life of five years.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

1.1	Posting Agreement with StartEngine Primary, LLC (included as exhibit 1.1 to the company’s Form 1-A/A filed October 14, 2020, available here: https://www.sec.gov/Archives/edgar/data/1769759/000110465920100256/tm2029060d1_ex1-1.htm)

2.1	Third Amended and Restated Certificate of Incorporation, as amended (included as exhibit 2.1 to the company’s Form 1-A/A filed September 30, 2020, available here: https://www.sec.gov/Archives/edgar/data/1769759/000110465920110489/tm2029060d2_ex2-1.htm)

2.3	Bylaws (included as exhibit 2.2 to the company's Form 1-A filed September 10, 2019, available here: https://www.sec.gov/Archives/edgar/data/1769759/000114420419029248/tv522644_ex2-2.htm)

3.1	Series A Investors’ Rights Agreement (included as exhibit 3.1 to the company’s Form 1-A filed September 10, 2019, available here: https://www.sec.gov/Archives/edgar/data/1769759/000114420419034309/tv523790_ex3-1.htm)

3.2	Series B Investors’ Rights Agreement (included as exhibit 3.2 to the company’s Form 1-A filed August 28, 2020, available here: https://www.sec.gov/Archives/edgar/data/1769759/000110465920100256/tm2029060d1_ex3-2.htm)

3.3	Form of Warrant to be issued to StartEngine Primary, LLC (included as exhibit 3.3 to the company’s Form 1-A/A filed October 14, 2020, available here: https://www.sec.gov/Archives/edgar/data/1769759/000110465920114633/tm2029060d4_ex3-3.htm)

4.1	Form of Subscription Agreement (included as exhibit 4.1 to the company’s Form 1-A filed August 28, 2020, available here: https://www.sec.gov/Archives/edgar/data/1769759/000110465920100256/tm2029060d1_ex4-1.htm).

6.1	Consulting Agreement dated April 5, 2021 between Monogram Orthopaedics, Inc. and Doug Unis

6.2	Amended Employment Agreement dated April 29, 2018 between Monogram Orthopaedics, Inc. and Benjamin Sexson (included as Exhibit 6.2 to the company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419034309/tv523790_ex6-2.htm)

6.3	April 30, 2019 Amendment to Employment Agreement dated April 29, 2018 between Monogram Orthopaedics, Inc. and Benjamin Sexson(included as Exhibit 6.14 to the company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419034309/tv523790_ex6-14.htm)

6.4	May 31, 2020 Amendment to Employment Agreement dated April 29, 2018 between Monogram Orthopaedics, Inc. and Benjamin Sexson (included as Exhibit 6.4 to the company’s annual report on Form 1-K filed June 11, 2020, available here: https://www.sec.gov/Archives/edgar/data/1769759/000110465920072469/tm2021302d1_ex6-4.htm

6.6	Restricted Stock Award dated March 27, 2017 between Monogram Orthopaedics, Inc. and Douglas Unis(included as Exhibit 6.15 to the company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419029248/tv522644_ex6-15.htm)

6.7	Restricted Stock Award dated April 30, 2019 between Monogram Orthopaedics, Inc. and Benjamin Sexson(included as Exhibit 6.16 to the company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419029248/tv522644_ex6-16.htm)

6.8	Licensing Agreement dated October 3, 2017 between Monogram Orthopaedics, Inc. as Licensee and Icahn School of Medicine at Mount Sinai as Licensor(included as Exhibit 6.17 to the company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419029248/tv522644_ex6-17.htm)

6.9	Option Agreement dated March 18, 2019 between Monogram Orthopaedics, Inc. and Icahn School of Medicine at Mount Sinai (included as Exhibit 6.18 to the company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419029248/tv522644_ex6-18.htm).

6.10	Development and Supply Agreement dated December 20, 2018 between Monogram Orthopaedics Inc. and Pro-Dex, Inc. (included as Exhibit 6.19 to the company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419029248/tv522644_ex6-19.htm)

6.11	Warrant Agreement dated December 20, 2018 between Monogram Orthopaedics Inc. and Pro-Dex, Inc. (included as Exhibit 6.20 to the company’s Form 1-A filed September 10, 2019, available here: (http://www.sec.gov/Archives/edgar/data/1769759/000114420419029248/tv522644_ex6-20.htm)

6.12	Amended and Restated 2019 Stock Option and Grant Plan (included as exhibit 4.1 to the company’s Form 1-A filed August 28, 2020, available here: https://www.sec.gov/Archives/edgar/data/1769759/000110465920100256/tm2029060d1_ex6-12.htm).

6.13	Warrant to Purchase Capital Stock dated February 7, 2019 between Monogram Orthopaedics, Inc. and ZB Capital Partners, LLC as Holder (included as Exhibit 6.23 to the company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419034309/tv523790_ex6-23.htm)

6.14	Amendment to Licensing Agreement dated July 5, 2019 between Monogram Orthopaedics, Inc. as Licensee and Icahn School of Medicine at Mount Sinai (included as Exhibit 6.24 to the company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419034309/tv523790_ex6-24.htm)

6.15	Stock Purchase Agreement between Monogram Orthopaedics, Inc. and Icahn School of Medicine at Mount Sinai (included as exhibit 6.15 to the company’s Form 1-A/A filed October 14, 2020, available here: https://www.sec.gov/Archives/edgar/data/1769759/000110465920114633/tm2029060d4_ex6-15.htm).

 SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Austin, State of Texas, on, September 27, 2021.

MONOGRAM ORTHOPAEDICS, INC.

By	/s/ Benjamin Sexson
Benjamin Sexson, Chief Executive Officer
Monogram Orthopaedics, Inc.

The following persons in the capacities and on the dates indicated have signed this Report.

/s/ Benjamin Sexson
Benjamin Sexson, Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, Director
Date: September 27, 2021

/s/ Doug Unis
Doug Unis, Director
Date: September 27, 2021

/s/ Rick Van Kirk
Rick Van Kirk, Director
Date: September 27, 2021